Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
August 26, 2022
FILED VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-1004
Re: Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201
Dear Sir or Madam:
On behalf of the Direxion Shares ETF Trust (the “Trust”), please find filed herewith Post-Effective Amendment No. 373 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), as amended (also filed as Amendment No. 375 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 373 is being filed for the purpose of registering the Direxion Daily Cyber Industry Bull 2X Shares, Direxion Daily Cyber Industry Bear 2X Shares, Direxion Daily Tech 100 Bull 2X Shares, and the Direxion Daily Tech 100 Bear 2X Shares as new series of the Trust.
Pursuant to Rule 485(a)(2) of the 1933 Act, the Trust anticipates that this filing shall become effective 75 days after filing. At or before the 75-day effective date, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.
If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463, Alyssa Sherman of Rafferty Asset Management, LLC at (646) 572-3633, or Stacy L. Fuller of K&L Gates at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Alyssa Sherman
Secretary
Rafferty Asset Management, LLC